# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Palomino Laboratories Inc., CIK 0001938569
CUSIP: 909233108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 130 Castilian Drive, Suite 102, Goleta, California (CA), 93117
Date of event which requires filing of this statement: 07/31/2026
Amends the filing with accession number 0001493152-25-017501
Filed by CIK 0001568078
Persons authorized to receive notices and communications: Richard Ogawa, C/O 130 Castilian Drive, Suite 102, Goleta, California (CA), 93117, 704-756-2981

## Reporting persons
- Richard Ogawa (CIK 0001568078): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,882,500; shared voting power 0; sole dispositive power 1,882,500; shared dispositive power 0; aggregate amount beneficially owned 1,882,500 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Palomino Laboratories Inc.
Address of issuer's principal executive offices: 130 Castilian Drive, Suite 102, Goleta, California (CA), 93117

## Item 2. Identity and Background
Residence or business address: The business address of the Reporting Person is 130 Castilian Drive, Suite 102, Goleta, CA 93117

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is being amended and supplemented by adding the following:

On July 31, 2026, pursuant to the terms of a Share Exchange Agreement and Plan of Reorganization (the "Share Exchange Agreement") by and among the Issuer, Vega Links, Inc. ("VLI"), and VLI's stockholders (the "Stockholders"), the Stockholders who directly owned all of the issued and outstanding equity interests of VLI amounting to 11,180,000 shares of common stock (the "Shares"), exchanged all the Shares for 4,472,000 shares of the Palomino Common Stock. As part of this transaction, the Reporting Person, a VLI shareholder, received 120,000 shares of the Issuer (the "Consideration Shares") in exchange for his 300,000 shares of VLI.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Consideration Shares pursuant to the Share Exchange Agreement.

The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as the Secretary and a director of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is being amended and replaced by the following:

As of the date of this Amendment No. 1, the Reporting Person beneficially owns 1,882,500.00 shares of Palomino Common Stock, of which 125,000 shares of Palomino Common Stock are issuable upon exercise of a warrant held by the Reporting Person. 6.9%
Number of shares as to which each person has sole or shared power to vote or dispose: 1,882,500.00
Transactions in the class effected during the past sixty days: There have been no other transactions in the shares of Palomino Common Stock effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as being beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is incorporated herein by reference.

Vesting Schedule: The Consideration Shares held by the Reporting Person are subject to vesting in accordance with the Reporting Person's existing stock purchase agreement executed with VLI.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Share Exchange Agreement and Plan of Reorganization, dated July 31, 2026, by and among the Issuer, VLI and the Stockholders (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K as filed with the SEC on August 4, 2026).

## Signatures
- Richard Ogawa: /s/ Richard Ogawa, Richard Ogawa (08/21/2026)